UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Bond Laboratories, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09789A204

(CUSIP Number)

October 1, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09789A204

1	Name of Reporting Persons NDS Nutritional Products, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power: -0-
6 Shared Voting Power: 1,550,000
7 Sole Dispositive Power: -0-
8 Shared Dispositive Power: 1,550,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,000(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.3%(1)
12	Type of Reporting Person CO

(1)	The percent ownership is calculated based upon an aggregate of 24,680,706 shares outstanding as of August 10, 2008.

CUSIP NO. 09789A204

1	Name of Reporting Persons Cory J. Wiedel
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power: -0-
6 Shared Voting Power: 1,550,000(1)
7 Sole Dispositive Power: -0-
8 Shared Dispositive Power: 1,550,000(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,0001)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.3%(2)
12	Type of Reporting Person IN

(1)

Includes 1,550,000 shares that NDS Nutritional Products, Inc. (“NDS”) holds voting and dispositive power over. As the majority shareholder and a director of NDS, Mr. Wiedel may be deemed to control NDS and share investment discretion over the shares that NDS beneficially owns. Mr. Wiedel disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2)	The percent ownership is calculated based upon an aggregate of 24,680,706 shares outstanding as of August 10, 2008.

CUSIP NO. 09789A204

1	Name of Reporting Persons Ryan Zink
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power: -0-
6 Shared Voting Power: 1,550,000(1)
7 Sole Dispositive Power: -0-
8 Shared Dispositive Power: 1,550,000(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,000(1)(2)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.3%(2)
12	Type of Reporting Person IN

(1)

Includes 1,550,000 shares that NDS Nutritional Products, Inc. (“NDS”) holds voting and dispositive power over. As a minority shareholder and a director of NDS, Mr. Zink may be deemed to control NDS and share investment discretion over the shares that NDS beneficially owns. Mr. Zink disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2)	The percent ownership is calculated based upon an aggregate of 24,680,706 shares outstanding as of August 10, 2008.

CUSIP NO. 09789A204

Item 1.	a.	Name of Issuer:

Bond Laboratories, Inc. (the “Issuer”)

	b.	Address of Issuer’s Principal Executive Offices:

777 South Highway 101, Suite 215 Solana Beach, CA 92975

Item 2.	a.	Name of Person Filing:

The persons filing this report (collectively, the “Reporting Persons”) are:

(i) NDS Nutritional Products, Inc. (ii) Cory J. Wiedel (iii) Ryan Zink

	b.	Address of Principal Business Office:

The principal business address of the Reporting Persons is:

11011 Q Street, Suite 106A Omaha, NE 68137

	c.	Citizenship:

NDS Nutritional Products, Inc. is a Nebraska corporation. Each natural person filing this Report is a citizen of the United States.

	d.	Title of Class of Securities:

Common Stock

	e.	CUSIP Number:

09789A204

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a(n): N/A

	a.	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	b.	☐ Bank is defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	c.	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	d.	☐ Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8);

	e.	☐ Investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

	f.	☐ Employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

	g.	☐ Parent holding company or control person in accordance with section 240.13d-1(b)(ii)(G);

	h.	☐ Savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	i.	☐ Church plan is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	j.	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

NDS Nutritional Products, Inc.

	a.	Amount Beneficially Owned: 1,550,000

	b.	Percent of Class: 6.3%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or to direct the vote: 1,550,000

		iii.	Sole power to dispose or to direct the disposition of: -0-

		iv.	Shared power to direct the disposition of: 1,550,000

Cory J. Wiedel

	a.	Amount Beneficially Owned: 1,550,000

	b.	Percent of Class: 6.3%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or to direct the vote: 1,550,000

		iii.	Sole power to dispose or to direct the disposition of: -0-

		iv.	Shared power to direct the disposition of: 1,550,000

Ryan Zink

	a.	Amount Beneficially Owned: 1,550,000

	b.	Percent of Class: 6.3%

	c.	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote: -0-

		ii.	Shared power to vote or to direct the vote: 1,550,000

		iii.	Sole power to dispose or to direct the disposition of: -0-

		iv.	Shared power to direct the disposition of: 1,550,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1, Joint Filing Agreement.

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification (see Rule 13-1(b) and (c)).

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 1:	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2008

NDS NUTRITIONAL PRODUCTS, INC.

By:	/s/ Cory J. Wiedel
Cory J. Wiedel, Chief Executive Officer

/s/ Cory J. Wiedel
Cory J. Wiedel

/s/ Ryan Zink
Ryan Zink

Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934 (the “Act”), the undersigned hereby agree to file jointly the Statement on Schedule 13G with respect to the securities of Bond Laboratories, Inc., and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Act. It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate. It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto. In evidence thereof, the undersigned hereby execute this agreement as of the 7th day of October, 2008.

NDS NUTRITIONAL PRODUCTS, INC.

By:	/s/ Cory J. Wiedel
Cory J. Wiedel, Chief Executive Officer

/s/ Cory J. Wiedel
Cory J. Wiedel

/s/ Ryan Zink
Ryan Zink